FORM 4

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See instruction 1 (b)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person to Issuer
Handley	Richard	L.	Boca Resorts, Inc. "RST"		(Check all applicable)
(Last)	(First)	(Middle)	3. IRS Identification Number of Reporting Person, If an Entity (Voluntary)	4. Statement for the Month/Year 11/01	[ ]Director [ ] 10% Owner [ X ]Officer [ ] Other (Give Title Below) Senior Vice President, Secretary and General Counsel
450 East Las Olas Boulevard
(Street)				5. If Amendment, Date of Original N/A	7. Individual or Joint/Group Filing (Check applicable line)
Fort Lauderdale	Florida	33301		(Month/Year)	[ X ] Form filed by one Reporting Person
(City)	(State)	(Zip)			[ ] Form filed by more than one Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3.Transaction Code (Instr. 8)		4.Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5.Amount of Securities Beneficially Owned at End of the Month (Instr. 3 and 4)	6.Ownership Form Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock							15,000 sh.	D	N/A

  If the Form is filed by more than one Reporting person, see Instruction 4 (b) (v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr.5)	9.Number of Derivative Securities Beneficially Owned at End of Month	10.Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$25.00/sh	(1)	--	--	--	--	(1)	05-21-07	Class A Common	63,600 sh.	--	63,600 sh.	D	N/A
Stock Options	$17.25/sh	(2)	--	--	--	--	(2)	01-02-08	Class A Common	50,000 sh.	--	50,000 sh.	D	N/A
Stock Options	$ 9.31/sh.	(3)	--	--	--	--	(3)	01-04-09	Class A Common	50,000 sh.	--	50,000 sh.	D	N/A
Stock Options	$ 9.75/sh.	(4)	--	--	--	--	(4)	01-03-10	Class A Common	50,000 sh.	--	50,000 sh.	D	N/A
Stock Options	$13.69/sh	(5)	--	--	--	--	(5)	11-02-10	Class A Common	50,000 sh.	--	50,000 sh.	D	N/A
Stock Options	$ 9.32/sh.	(6)	A	--	37,500	--	(6)	11-05-11	Class A Common	37,500 sh.	--	37,500 sh.	D	N/A

Explanation of Responses:

  The options were granted on May 21, 1997 and vest in four equal annual installments beginning on May 21, 1998.
  The options were granted on January 2, 1998 and vest in four equal annual installments beginning on January 2, 1999.
  The options were granted on January 4, 1999 and vest in four equal annual installments beginning on January 4, 2000.
  The options were granted on January 3, 2000 and vest in four equal annual installments beginning on January 3, 2001.
  The options were granted on November 2, 2000 and vest in four equal annual installments beginning on November 2, 2001.
  The options were granted on November 5, 2001 and vest in four equal annual installments beginning on November 5, 2002.

_________________________ _______

**Signature of Reporting Person Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.